UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-36057

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

Ring Energy, Inc. Full Name of Registrant
1725 Hughes Landing Blvd. Suite 900 Address of Principal Executive Office (Street and Number)
The Woodlands, TX 77380 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	No accountant’s statement or exhibit is necessary.

PART III -- NARRATIVE

The Registrant was unable to complete all the formatting of the Form 10-Q in order for it to be filed on the EDGAR system on the required due date. The Form 10-Q will be filed promptly after filing of this notification.

PART IV – OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

Travis T. Thomas	(281)	397-3699
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

Income (unaudited) from operations for the three months ended September 30, 2022 was $53,571,866 compared to $24,387,015 for the like period in 2021, and for the nine months ended September 30, 2022, was $145,910,111 compared to $63,886,783 for the like period in 2021. Net income (unaudited) for the three months ended September 30, 2022, was $75,085,891 compared to $14,163,934 in the like period for 2021, and for the nine months ended September 30, 2022, was $124,142,356 compared to a net loss of $20,789,318 for the like period in 2021.

                         Ring Energy, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2022	By:	/s/ Travis T. Thomas
Travis T. Thomas
Chief Financial Officer

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